

Video Yearbook Inc
(the "Company") a Delaware
Corporation

Financial Statements (unaudited) and Independent
Accountant's Review Report

Inception (Aug 2019) to November 30, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Video Yearbook Inc

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of November 30th 2019 and the related statements of operations, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
12/9/19

Vincenzo Mongio

Statement of Operations

		8/26/19 (inception) - 11/30/19
Revenue		
School Platform Support & Maintenance Fees	$	182
Cost of Revenue		
Royalties	$	438
Commissions	$	93
Total Cost of Revenue	$	530
Gross Profit (Loss)	$	(348)
Operating Expenses		
VYb Ecosystem Activation Fee	$	25,000
VYb Ecosystem Support & Maintenance Fees	$	17,546
Fundraising & Marketing	$	10,000
Travel & Lodging	$	3,450
Bank Charges & Fees	$	30
Total Operating Expenses	$	56,026
Net Loss from Operations	$	(56,374)

Statement of Financial Position

		As of 11/30/19
Assets		
Current Assets		
Cash and cash Equivalents	$	6,227
Accounts Receivable	$	17,500
Total Current Assets	$	23,727
Other Assets		
Contract Assets	$	346
Total Assets	$	24,073
Liabilities		
Current Liabilities		
Trade Accounts Payable	$	11,173
Accrued Royalties	$	438
Accrued Commissions	$	439
Total Current Liabilities	$	12,050
Long Term Liabilities		
Unearned Revenue	$	17,318
Total Liabilities	$	29,368
Equity		
Paid In Capital	$	51,080
Accumulated Losses	$	(56,374)
Total Equity	$	(5,294)
Total Liabilities and Equity	$	24,074

Statement of Cash Flows

Year ended 11/30/19

Cash at beginning of period	$	-
Net Loss From Operations	$	(56,374)
Adjustments to Net Loss		
Increase in Accounts Receivable	$	(17,500)
Unearned Revenue	$	17,318
Increase in Accounts Payable	$	11,173
Accrued Commissions	$	439
Accrued Royalties	$	438
Contract Assets	$	(346)
Services Contributed for Equity	$	1,050
Total Adjustments	$	12,572
Cash used by Operating Activities	$	(43,802)
Cash from Investing Activities	$	-
Cash from Financing Activities		
Paid In Capital	$	40,030
Total Cash from Financing Activities	$	40,030
Total net cash proceeds/uses during period	$	(3,772)
Cash at end of period	$	(3,772)

Statement of Changes in Shareholders Equity

Year ended 11/30/19

Balance at Beginning of period	$	-
Net Loss	$	(56,374)
Paid in Capital	$	51,080
Balance at end of period	$	(5,294)

Notes to the Financial Statements

Note 1 – Nature of Operations

Video Yearbook Inc. was formed on August 26, 2019 ("Inception") in the State of Delaware as a C Corporation. The financial statements of Video Yearbook Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Video Yearbook Inc is a social media platform

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Revenue Recognition

The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Sales contracts executed by the company are typically long term in nature spanning several years with the total amount due being paid in the year of contract execution. Revenue is recognized on a straight-line basis net of discounts and concessions over the life of the contract.

Expenses

The company regularly includes a provision in its agreements whereby schools and students receive a share of revenue. This commission will be reported as cost of sales as incurred. There is currently no school participation in company revenue and thus no commission.

Assets

ASC 340-40-25.1

25-1 An entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs.

25-2 The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission).

25-3 Costs to obtain a contract that would have been incurred regardless of whether the contract was obtained shall be recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

We recognize as a contract asset commissions due to salespersons which are amortized over the life of the respective contract. Royalties, which are not considered incremental to the acquisition of a contract are expensed as incurred. The company currently has $346 in unamortized contract assets and $4 of amortized contract assets as of the financial statement date.

Liabilities

The $17,318 in unearned revenue reflects unearned revenue from cash received or unpaid invoices that will be amortized over the life of the contract (as services are delivered) consistent with ASC 606.

$439 in accrued commissions includes commissions due to salespersons and the accrued revenue share with PublicVine. The due date for commissions due to salespersons is the date funds are received by the school. The due date for commissions due to PublicVine are flexible and will only occur once sufficient funding is available to satisfy the obligation while not jeopardizing the financial position of the company. The timing and amounts will be at the discretion of the controlling shareholder/majority vote.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has concluded that there is no substantial doubt about the entity's ability to continue as a going concern for the next financial year.

Note 3 – Debt

The company does not have any long term or short-term debt as of the financial statement date.

Note 4 – Commitments, Contingencies, compliance with laws and regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the company is currently complying with all relevant laws and regulations.

Note 5 – Stockholder's Equity

We have authorized the issuance of 5,000,000 shares of our common stock. As of Nov 30, 2019, the company has not issued any shares. As of the financial statement date the projected allocation of future shares will be as follows 10% for total school investment 10% for employee stock purchase plan 19% for PublicVine Inc (see note), 13% for current cash investors, remaining shares will be issued in public or accredited private funding rounds.

Note 6 – Related Party Transactions

The company has and will continue to engage in material related party transactions with PublicVine Inc for exclusive software infrastructure and support services. PublicVine is entitled to royalties at a present rate of 2.5% of gross revenue and splits net revenue 50/50 with Videoyearbook (subject to change). PublicVine is a related party because the Founder of Video Yearbook, Nam Mokwunye is also the founder and material shareholder of PublicVine and PublicVine will own 19 % of Video Yearbook at a future date. The company believes that the nature and amounts of these transactions are considered arm's length.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to November 30 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Non GAAP Financial Data
New orders - $20,000 (before $2,500 concessions)
New Users - 1,000